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                                                    Filed by: Corvis Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934

                                          Subject Company: Dorsal Networks, Inc.

                                                   Exchange Act File No. 0-12751
SCRIPT:

Operator (Christa)
------------------

Good afternoon, ladies and gentlemen, and thank you for standing by. Welcome to Corvis Corporation's conference call on the acquisition of Dorsal Networks. At this time all participants are in a listen only mode. Later, we will conduct a question and answer session. Instructions will be given at that time. As a reminder, this conference call is being recorded.

I would now like to turn the conference over to our host, Mr. Andy Backman, Director of Investor Relations. Please go ahead.

Andy Backman:
-------------

Thank you, Christa.  Good afternoon everyone and thank you for joining us today.

We issued a press release just after 4:00 p.m. this afternoon announcing that we had signed a definitive merger agreement to acquire all of the outstanding stock of Dorsal, a privately-held provider of next-generation undersea optical network solutions



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The release was issued by Business Wire and by First Call. If you have not received a copy of the press release, you can retrieve a copy from our Web site at www.Corvis.com.

In compliance with S.E.C. Regulation FD, this conference call and associated presentation are being webcast on our company's webpage at www.Corvis.com and will be available for replay. We will provide replay information at the end of today's call.

Today's call and related Q&A session include forward-looking information. This information contains projections and expectations of the company and represents our current beliefs. These forward-looking statements may differ materially from actual results in the future. Such projections and statements of expectations should be interpreted in conjunction with the risk factors and other disclosures that may affect our results, all of which can be found in the company's Form 10-K, Form 10-Q, Annual Report and other related SEC filings.

(Chart: Overview of the Transaction)

Now let me give you some details of the acquisition.

We've agreed to acquire Dorsal for approximately 40 million common shares of Corvis. The consideration would be valued at about $90 million based on our closing price on Monday, January 28, 2002. This excludes the approximate 3% percent stake in Dorsal that Corvis already acquired through a previous agreement. Additionally, all outstanding options and shares held by employees of Dorsal will be exchanged for options and shares in Corvis.


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The acquisition is expected to be completed in the second quarter of 2002. The transaction is subject to standard closing conditions including Hart Scott Rodino and other customary closing conditions as well as the approval of both Corvis and Dorsal shareholders.

The terms of the agreement have been unanimously approved by authorized committees of both Boards of Directors. Dr. David Huber, chairman and CEO of Corvis Corporation, who is also a shareholder and the Chairman of the Board of Dorsal, did not participate on either committee. Dr. Huber has agreed to vote his shares in favor of the proposed transaction.

We have not yet filed a Registration Statement on Form S-4 relating to the proposed merger. When we do file that document, a Proxy Statement soliciting the votes of Corvis' and Dorsal's stockholders relating to the merger will be included in the Registration Statement as a prospectus.

With me today are Dr. David Huber, Dr. Terry Unter, Corvis' Chief Operating Officer, and Jim Bannantine, Dorsal's CEO. After some prepared remarks and a walk-through of the presentation, we will open up the call for questions.

Now let me turn it over to Dave.

(Chart: Compelling Combination)

Dr. David Huber:
----------------

Thank you, Andy, and good afternoon to everyone. Thank you for joining us today on such short notice. As you know by now, Corvis has announced that we will be

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acquiring Dorsal Networks. We will walk you through the acquisition in a few moments.

But let me begin by telling you why this deal makes sense for Corvis and our shareholders. Through this acquisition, we will significantly expand our total addressable market opportunity to include transoceanic and regional undersea systems.

This represents a natural extension of our current terrestrial optical transport and switching businesses and complements our current un-repeatered festoon product line. Further, this acquisition will position Corvis as one of the few end-to-end vendors of next-generation terrestrial and undersea optical networking solutions.

For approximately 10% of the company, we will nearly double our total addressable market. We will be entering a concentrated market with a small number of competitors. We believe Corvis will have a substantial technological advantage. We believe the competitive landscape in the undersea market is primed for a new entrant due to the dislocations that exist in that marketplace.

Further, we believe that this acquisition will create meaningful revenue and cost synergies including various cross-selling opportunities with our existing terrestrial product portfolio and opportunities for cost savings throughout manufacturing, research and development and sales and marketing.

We believe we are acquiring an outstanding management team with a proven track record of designing, developing, selling and deploying undersea optical networks.

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Finally, we believe that this will substantially accelerate customer win opportunities for Corvis.

Now let me turn the call over to Terry for more specifics on the acquisition. Terry?

Dr. Terry Unter:
----------------

Thank you Dave.

To begin, let me just say that the management team of Corvis is very excited about this transaction both in terms of the business opportunities and because of Dorsal's highly skilled and proven team.

(Chart: End-to-End Global Optical Networking)

As Dave mentioned, this acquisition represents a natural extension of our current optical transport and switching business. Corvis has already demonstrated optical networking leadership with many industry firsts including delivering the world's only commercial all-optical terrestrial network.

Dorsal extends our technology leadership into the transoceanic and regional undersea market, enabling us to offer customers end-to-end global optical networking solutions including undersea transport along with Corvis' optical switching and terrestrial long-haul optical transport.

The combined product portfolios of Corvis and Dorsal offer carriers the benefits of a single open platform. This integrated solution addresses carriers needs as they deploy global networks.


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(Chart: Expand Addressable Market)

This acquisition nearly doubles our market opportunity. According to RHK, a leading industry market research and consulting firm, the market for undersea transport equipment is expected to be $6.0 billion in 2002. This market represents a sizable revenue opportunity for Corvis.

(Chart: Target Customer Base)

Dorsal's target customer base consists primarily of large global and regional carriers who operate both terrestrial and undersea communications networks. These potential customers include dedicated undersea carriers as well as leading terrestrial carriers who participate in cable building consortia. Dorsal is actively engaged with a number of potential customers around the globe in technology demonstrations, system and architecture verifications and RFP responses.

(Chart: Entrance into Concentrated Competitive Market)

Dorsal is well positioned among a small number of competitors in the sizable undersea market. According to IDC, three equipment vendors - Alcatel, Tycom and KDDI - accounted for over 80% of the worldwide undersea optical networking equipment market in 2000. We believe that the undersea market is primed for a new entrant.

Now let me turn it over to Jim so he can review why we believe the company is well positioned among its competition. Jim?


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Jim Bannantine:
---------------

Thanks Terry.

We are pleased to be joining the industry leader in all-optical terrestrial networking. The Dorsal team believes Corvis has clearly demonstrated technical leadership through multiple achievements including the world's first all-optical network including the first and only all-optical core switch.

I join Dave and Terry in the strong belief that this combination significantly increases our combined company's ability to capture global market share in both terrestrial and undersea applications. Corvis has a proven track record of designing, selling, deploying and supporting large-scale backbone networks. By joining Corvis, Dorsal gains the critical customer support and manufacturing resources needed to deliver global undersea networks.

(Chart: Dorsal Value Proposition)

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Let me briefly review the value proposition that our solutions will deliver to carriers in the undersea optical networking market. Dorsal's next-generation technology and simplified architecture fundamentally change the economics of deploying undersea bandwidth.

Our team of industry veterans has developed and demonstrated our proprietary technology which enables highly reliable undersea transmission for distances great enough to span the pacific without the need for regeneration.

Dorsal's scalable solutions deliver unprecedented system capacity and the industry's lowest cost per bit solutions. Our solutions reduce upfront capital costs and minimize ongoing operating expense. For example, our solutions are lowest cost from day one of service on a new system.

Our point of presence TO point of presence architectures can eliminate costly terrestrial backhaul. Our shorter upgrade intervals and flexible capacity increments provide just-in-time bandwidth solutions and our reduced footprint for transmission equipment conserves expensive real estate and reduces permitting issues.

(Chart: Existing Undersea Networking Solutions)

[show land]

Let me start by explaining the constraints and equipment requirements of undersea optical networking solutions today. Existing undersea network infrastructures limit

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carriers' ability to meet increasing capacity and service demands cost-effectively and efficiently. Let me give you a real world example utilizing a trans-pacific cable.

[show POP and SONET backhaul to landing station]

Starting in Asia at the terrestrial POP, current systems require SDH backhaul to carry traffic to the landing station. This backhaul link requires several racks of SDH terminals at both the POP and landing station.

The landing site itself is primarily composed of cabinet after cabinet of undersea terminal equipment. In a high-capacity system there may be several hundred cabinets of terminal equipment at each landing site. The significant space requirements of traditional equipment necessitate that the terminal equipment be located at a dedicated landing site. Storing undersea landing site equipment at a carrier's point of presence in Hong Kong or Los Angeles, for example, would be prohibitively expensive.

[show cable to Hawaii]

[show Hawaiian equipment]

Current systems have distance limitations that require regeneration sites located in Guam and or Hawaii to transmit optical signals on trans-pacific systems from mainland Asia to the United States. These regeneration sites require terminal equipment and space equivalent to two full landing sites, one to receive the undersea signals and one to re-transmit them. In addition, there is significant

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optical equipment required to interconnect the two sets of undersea terminal equipment.

[show cable to US and equipment and POP]

After regeneration, the cable continues to the US, where the signal is received by yet another warehouse full of undersea terminal equipment and SDH backhaul equipment. The traffic ultimately arrives at the US terrestrial POP where it is terminated by yet another set of SDH backhaul equipment.

(Chart: Dorsal's Competing Solution)

Now let me introduce the Dorsal solution. Our highly integrated terminal equipment enables a drastic reduction in footprint. This means that Dorsal's undersea terminal equipment can economically reside in the terrestrial carrier's Point of presence, thereby eliminating the need for SDH backhaul. As a result, direct POP to POP transmission is possible, simplifying the network architecture and dramatically reducing capital and operating costs.

The net benefit of the Dorsal solution is a significant cost advantage in terms of capital and operating expenditures.

(Chart: Dorsal Technology Differentiation)

Dorsal's undersea solutions are designed to exceed the highest reliability standards of current undersea systems.


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Our highly integrated terminal equipment design reduces component count which substantially increases reliability and reduces cost.

Our products are the subject of more than 50 patent filings submitted or in process to date.

In sum, our technology developments allow us to deliver compelling value propositions to global carriers in the undersea market.

Finally, we are using a low fixed cost outsourced business model which features qualified, experienced supplier partners as required to deliver our systems solutions.

Now, let me turn it over to Terry to discuss some of the synergies of the transaction. Terry?

Terry Unter:

(Chart: Synergies)

Thanks Jim.

As Dave and Jim mentioned, we believe that on a combined basis there will be meaningful revenue enhancement and cost saving opportunities that will result from this acquisition.


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These revenue enhancement opportunities include the ability to accelerate
Dorsal's market penetration by leveraging Corvis' scale, resources and proven track record in delivering and supporting large backbone networks.

In addition, there are meaningful cross-selling opportunities for Corvis products at Dorsal undersea termination points.

For example, our optical convergence switch can be used at an undersea termination site to convert international SDH traffic into SONET and vice versa, to groom traffic and to provide protection switching.

Our all-optical switch can be used to switch undersea wavelengths onto the terrestrial network or onto another undersea cable without the need for electrical regeneration. This allows end to end global bandwidth provisioning entirely in the optical layer.

Finally, undersea networks often include a mix of unrepeatered festoon links, such as the CorWave XF, as well as transoceanic and regional links, such as those provided by Dorsal.

The combined product portfolios of Corvis and Dorsal offer carriers the benefits of a single open platform. This integrated solution addresses the increasing globalization of carrier networks.


In terms of cost savings, similar benefits accrue, including:


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o  Joint development and integration of DWDM, amplification subsystem and network management systems
o  Increased utilization of Corvis manufacturing and R&D facilities
o  And corporate overhead efficiencies

(Chart: Proven Management Team)

While we have discussed Dorsal's products and potential synergies from the combination, it is important to note that Dorsal brings a seasoned management team which has been together for almost two years. They have extensive experience in each major discipline needed to penetrate the undersea optical networking market.

Jim has over 20 years of experience leading high-performance organizations, and managed the development, contracting and financing of more than $3 billion in large international infrastructure projects.

Bo Pedersen, Dorsal's founder and Chief Technology Officer, more than 11 years of experience developing and designing fiber optic undersea transmission systems including many of the high capacity transoceanic systems in use today.

Todd Borkey was previously General Manager of Tyco's Optical Transmission Systems and served as Program Director for Global Crossing's Atlantic Crossing Project.

In addition, Dorsal's senior sales organization has directed Asia and European sales for Nortel and Ciena.


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Bo, Todd, Jim and their team of industry veterans have strong relationships with customers and suppliers and are a welcome addition to the Corvis team.

(Chart: Financial Highlights)

Let me give you a couple of important financial highlights before concluding.

      o   Dorsal has approximately 100 employees

      o Dorsal has a meaningful cash balance that will fund its current operations through the majority of 2002 absent a customer contract win.

      o We expect that, as Dorsal successfully wins customer contracts, their operations will require incremental working capital.

      o At this time, we believe that our acquisition of Dorsal will not significantly impact our target cash balance of approximately $525 million for year-end fiscal 2002.

      o Dorsal is currently engaged with many customers in technology demonstrations, system and architecture verifications and RFP responses. We anticipate that first revenues will occur in fiscal 2003.





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Chart: Compelling Combination)

In conclusion, our acquisition of Dorsal positions Corvis as one of the few end-to-end vendors of next-generation terrestrial and undersea optical networking solutions.

The acquisition expands our addressable market, enhances our technology leadership and product portfolio, leverages significant revenue and cost synergy opportunities and adds a proven undersea optical networking management team with global experience and strong customer relationships.

Now, I would like to turn the call back to Andy for the question and answer session.

Andy Backman:

Thanks Terry.

Before we begin with the Q&A session, I'd like to remind everyone that Corvis will be announcing our fourth quarter 2002 and year-end results on Thursday, February 7th after the market closes. We will hold our quarterly conference call at 5:30 pm EST that evening. Please note that today we will only be addressing questions that relate to the acquisition of Dorsal networks.

Christa, we are now ready for the question and answer session.

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